Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$50,000,001.25	$1,535.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $740,259.32 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $1,535.00 is offset against the registration fee due for this offering and of which $738,724.32 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-134553

PRICING SUPPLEMENT No. 14
to Prospectus Supplement dated May 30, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

1,658,755 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

4.42% Yield Enhanced Equity Linked Debt Securities Due December 9, 2007

Performance Linked to the Common Stock of Tyco International Ltd. (TYC)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•  Index stock issuer:  Tyco International Ltd.  Tyco International Ltd. is not involved in this offering and has no obligation with respect to the notes.

•  Index stock:  The common stock of the index stock issuer.

•  Principal amount:  $30.14309 per YEELDS, and, in the aggregate, $50,000,001.25.

•  Stated maturity date:  December 9, 2007, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day with the same effect as if paid on the scheduled stated maturity date, as described on page S-17 of the MTN prospectus supplement.

•  Valuation date:  December 3, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes─Settlement value” on page SS-14 of the YEELDS prospectus supplement.

•  Determination period:  Five business days.

•  Coupon rate:  4.42% per annum.

•  Coupon payment dates: Quarterly on the 9th of each June, September, and December, starting from June 9, 2007.

•  Coupon record dates:  15 calendar days prior to each coupon payment date.

•  Initial value:  $30.14309, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings’ obligations under the notes.

•  Equity cap price: $34.6646, which is 115% of the initial value.

•  Base dividend:  $0.10, which is the amount of the quarterly dividend per share of common stock most recently paid by Tyco International Ltd. prior to the date of the pricing supplement.

•  Effective dividend adjustment date:  The first business day immediately following the 3rd day of each June and September, and the valuation date, as applicable.

•  Payment at maturity:  On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

(1) the alternative redemption amount; and

(2) $34.6646.

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, as described beginning on page SS-14 of the YEELDS prospectus supplement under “Description of the Notes─Settlement Value”.

•  Stock settlement option: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption “Description of the Notes─Stock Settlement” on page SS-19 of the YEELDS prospectus supplement.  Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

•  Denominations:  $30.14309 and integral multiples thereof.

•  Listing:  The YEELDS will not be listed on any exchange.

•  CUSIP No.: 52520W580

•  ISIN No.: US52520W5803

Investing in the notes involves risks.  Risk Factors begin on page SS-7 of the
YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price	$30.14309	$50,000,001.25
Underwriting discount	$0.00	$0.00
Proceeds to Lehman Brothers Holdings	$30.14309	$50,000,001.25

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 248,813 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about March 9, 2007.

LEHMAN BROTHERS

March 2, 2007

“YEELDS” is a registered trademark of Lehman Brothers Inc.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Tyco International Ltd. does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS.

Example 1. Assuming the settlement value is $20.00:

As a result, because the settlement value of $20.00 is less than $34.6646, on the stated maturity date, you would receive $20.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $20.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

Example 2.  Assuming the settlement value is $33.00:

As a result, because the settlement value of $33.00 is less than $34.6646, on the stated maturity date, you would receive $33.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $33.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

Example 3.  Assuming the settlement value is $40.00:

As a result, because $34.6646 is less than the settlement value of $40.00, on the stated maturity date, you would receive $34.6646 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $34.6646 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $34.6646 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 1,658,755 YEELDS, you would receive on the stated maturity date in total, 1,437,500 shares of index stock and $0.61 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Tyco International Ltd. changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

Tyco International Ltd.

Lehman Brothers Holdings has obtained the following information regarding Tyco International Ltd. from Tyco International Ltd.’s reports filed with the SEC.

Tyco International Ltd. is a manufacturing and service company that, through its subsidiaries:

•designs, manufactures and distributes electrical and electronic components and related solutions;

•designs, manufactures, installs, monitors and services electronic security and fire protection systems;

•designs, manufactures and distributes medical devices and supplies, imaging agents, pharmaceuticals and adult incontinence and infant care products; and

•designs, manufactures, distributes and services engineered products, including industrial valves and controls, as well as steel tubular goods, and provides consulting, engineering and construction management and operating services.

The index stock is registered under the Securities Exchange Act of 1934.  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus.  In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The shares of common stock of Tyco International Ltd. are listed on The New York Stock Exchange under the symbol “TYC”.

The following table presents the high and low closing prices for the shares of common stock of Tyco International Ltd., as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance.  Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount.  The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

		High	Low	Period End
2004
	First Quarter	$30.06	$26.48	$28.65
	Second Quarter	33.14	27.39	33.14
	Third Quarter	32.70	29.66	30.66
	Fourth Quarter	36.27	29.78	35.74
2005
	First Quarter	$36.37	$33.18	$33.80
	Second Quarter	34.44	28.53	29.20
	Third Quarter	30.96	27.00	27.85
	Fourth Quarter	29.58	25.71	28.86
2006
	First Quarter	$31.04	$24.80	$26.88
	Second Quarter	28.50	25.78	27.50
	Third Quarter	27.99	25.23	27.99
	Fourth Quarter	31.04	27.93	30.40
2007
	First Quarter (through the date of this pricing supplement)	$33.21	$30.07	$30.07

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case	• the total coupon payments paid or payable on or before the stated maturity date per YEELDS;
assuming that (a) the investment is held from the date on
which the YEELDS are first issued until the stated maturity date and (b) Tyco International Ltd. does not change the	• the hypothetical total amount payable per YEELDS on the stated maturity date;
amount of the quarterly cash dividends that it pays on its
shares of common stock during the term of the YEELDS:	• the hypothetical total annualized yield on the YEELDS on
the stated maturity date; and
• the percentage change from the issue price to the
hypothetical settlement value on the valuation date;	• the hypothetical total annualized yield from direct
ownership of the index stock.

Hypothetical settlement value on the valuation date	Percentage change from the issue price to the hypothetical settlement value on the valuation date	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$18.0859	-40%	$0.9992	$18.0859	-46.15%	-48.27%
$24.1145	-20%	$0.9992	$24.1145	-21.85%	-24.50%
$27.1288	-10%	$0.9992	$27.1288	-8.91%	-11.82%
$30.1431	0%	$0.9992	$30.1431	4.49%	1.33%
$33.1574	10%	$0.9992	$33.1574	18.34%	14.92%
$36.1717	20%	$0.9992	$34.6646	25.41%	28.93%
$37.6789	25%	$0.9992	$34.6646	25.41%	36.08%
$42.2003	40%	$0.9992	$34.6646	25.41%	58.10%
$48.2289	60%	$0.9992	$34.6646	25.41%	88.69%
$54.2576	80%	$0.9992	$34.6646	25.41%	120.57%
$60.2862	100%	$0.9992	$34.6646	25.41%	153.66%

(1)             Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)             The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table. You should compare the features of the YEELDS to other available investments before deciding to purchase the

YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.	Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about March 9, 2007, which is the fifth business day following the date of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.
varied by Lehman Brothers Inc.	Lehman Brothers Holdings or an affiliate has entered into
swap agreements or related hedge transactions with one of

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 248,813 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $57,499,993.91, $0.00 and $57,499,993.91, respectively.

Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

1,658,755 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

4.42% Yield Enhanced Equity Linked Debt Securities Due December 9, 2007
Performance Linked to the Common Stock of Tyco International Ltd. (TYC)

PRICING SUPPLEMENT
MARCH 2, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006

PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS
DATED MAY 30, 2006)

LEHMAN BROTHERS